December 26, 2017

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington DC 20549

Re: Ithrive PH, Inc.
Offering Statement on Form 1-A
Filed April 13, 2017
File No. 024-10692

Dear Mr. Reynolds:

Please accept this correspondence as my client's response to the Commission's comment letter dated November 9, 2017, along with the new filing submitted through EDGAR.

1. Please reconcile your disclosure between Part I and Part II. For example: Your financial statements reflect a net loss of $455,520; however in Part I you have listed net income of $455,520. Under Item 4 you disclose the estimated net proceeds to be $11,400,000. However, in Part II you have estimated the net proceeds to be $23,750,000.

The information has been reconciled in the latest filing.

2. You use negative $1.2 million net tangible book value before offering, and 10,328,788 Class A stock and 17,671,212 Class B stock issued and outstanding before offering in your dilution calculation. These amounts do not appear to correspond to the financial statements provided in the filing. Please revise the dilution information using your latest financial information included in the filing and the number of shares outstanding as of the date of your latest balance sheet provided. Additionally, please tell us how you have considered the offering expenses and broker-dealer fees disclosed on page 35 in your calculations.

Florida Office 4350 West Cypress Street #275 Tampa, Florida 33607		Washington DC Office 1440 G Street NW Washington DC 20005
Cell: (813) 309-6258 DC Office: (202) 370-1333 E-mail: AlmericoLaw@gmail.com www.Almerico.com Member of the Florida Bar

The information has been revised in the latest filing.

3. We note your response to comment 7. However, the total Class A shares in the table do not reconcile with the number of shares held by each beneficial owner. Please revise.

The information has been revised in the latest filing.

4. Please have your principal financial officer and principal accounting officer sign the offering statement and date all signatures.

This has been done in the latest filing.

5. Please amend to provide interim financial statements as required by paragraphs (b)(3)(B) and (b)(4) of Part F/S to Form 1-A.

This has been done in the latest filing.

Please do not hesitate to contact me if you have further comments or questions.

Very Truly Yours,

Kendall A. Almerico